SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of February 2014

Commission File Number 001-32640

DHT HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)

Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Director Resignation

Under the Investor Rights Agreement between DHT Holdings, Inc. (the “Company”) and Anchorage Illiquid Opportunities Offshore Master III, L.P. (“Anchorage”), dated as of May 1, 2012 (as amended, the “Investor Rights Agreement”), Anchorage had the right to appoint a member of the board of directors of the Company (the “Board”) so long as Anchorage continued to own at least 7.5% of the voting stock of the Company.  Anchorage has ceased to hold at least 7.5% of the voting stock of the Company and, in connection therewith, Mark McComiskey, who was appointed to the board by Anchorage in accordance with the Investor Rights Agreement, offered his resignation from the Board, which has been accepted by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DHT Holdings, Inc.
(Registrant)

Date: February 18, 2014	By:	/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer